

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

Via E-mail
Robert Gudbranson
Chief Financial Officer
Invacare Corporation
One Invacare Way
P.O. Box 4028
Elyria, OH 44036

> Re: **Invacare Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 6, 2012**
> **File No. 001-15103**

Dear Mr. Gudbranson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page I-3

1. With a view towards enhanced disclosure in future filings, please provide us with the information called for by Regulation S-K Item 101(c)(1)(i).

Item 7. Management's Discussion and Analysis, page I-35

Results of Operations, Charges Related to Restructuring Activities, page I-37

2.   We see that during the year ended December 31, 2011 and the nine months ended September 30, 2012, you recorded restructuring charges of approximately $10.9 million and $3.7 million, respectively. Please respond to the following:

- Discuss the events and decisions which gave rise to the exit costs and exit plan, and the likely effects of management's plans on financial position, future operating results and liquidity unless you determined that a material effect is not reasonably likely to occur.
- Discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.
- Identify the periods in which material cash outlays are anticipated and the expected source of their funding.
- Please separately quantify and discuss each material component of the restructuring charges.
- For the nine months ended September 30, 2012, the period subsequent to the initiation of your fiscal 2011 plans, please discuss material changes and activity in the liability balances of each significant type of exit cost and involuntary employee termination benefits for each material exit plan.
- To the extent that there were material revisions to exit plans, exit costs, or the timing of the plan's execution, please include the nature of and reasons for the revisions.
- Tell us whether actual savings anticipated by the 2011 exit plan were achieved as expected or you expect they will be achieved in periods other than as expected and, if so, the reasons and its likely effects on future operating results and liquidity.

Please also ensure that future filings include all of the disclosures required by SAB Topic 5.P(4) for all material restructuring activities.

Item 8. Financial Statements and Supplementary Data

Long-Term Debt, page FS-17

3.   We note that during the fiscal years ended December 31, 2011 and 2010, you retired approximately $63.4 million and $57.8 million in convertible notes at a premium above par and calculated losses on extinguishment of $24.2 million and $20.3 million, respectively. Please explain the nature of these transactions and why you treated them as induced conversions under FASB ASC 470-20-40-26.

4. Please also show us how you applied FASB ASC 470-20-40-26 and 40-20 for these transactions, including details of the amount and form of consideration paid to extinguish the debt.

5. Please also explain how these transactions are reflected in your statements of cash flows. Refer to FASB ASC 230-10-45-7 through 45-9 related to reporting items gross in the statements of cash flows. Further please explain the nature of the financing costs shown in your statements of cash flows of $24.1 million in 2011 and $30.3 million in 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Financial Statements, FS-1

Contingencies, page FS-22

6. We see that in December 2011, the FDA issued a proposed consent decree that would require the suspension of a portion of your operations at your Elyria, Ohio, wheelchair manufacturing facility. We see here that you are still negotiating the final terms of the consent decree. Please address the following:

    *   Provide us an update on the status of your negotiations with the FDA regarding the suspension of production at your manufacturing facility and the third party certification of compliance.
    *   Describe for us in greater detail the specific product lines that are impacted by the proposed consent decree, including the amount of sales for those product lines in the year ended December 31, 2011 and the nine months ended September 30, 2012.
    *   Describe for us the facts and circumstances of the negotiations supporting your disclosure that the suspension could be "substantial" and that the proposed consent decree "has started to have a negative impact on the company's financial results."
    *   Quantify for us the expenditures incurred through September 30, 2012 as part of the remediation effort and describe if any accruals for loss contingencies have been made. Please tell us how you have considered the disclosure requirements of FASB ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant